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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclay Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas, 7th Fl
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Angelli 212-421-8901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RW Group LLC
(Name – *if individual, state last, first, middle name*)

400 Old Forge Lane, Suite 401	Kennett Square	PA	19348-1914
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

ABOGADA
ESCRIBANA
TITULAR REGISTRO Nº 441
ROSARIO

OATH OR AFFIRMATION

I, Carlos P. Pizzimbono, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments LLC, as of December 31st, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Chief Executive Officer
Title

1 3 19
114
11
02384761

MARISA ALEJANDRA OVIEDO
ABOGADA
ESCRIBANA
TITULAR REGISTRO Nº 441
ROSARIO

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CERTIFICACION DE FIRMAS o de IMPRESIONES DIGITALES

Ley 6898 Art. 12 y Decreto 1612/95 Art. 10

02384761

S D 02384761
CE DO TR OC CU SI SE UN

ROSARIO 1 de MARZO de 2019

De conformidad con el requerimiento obrante en el acta número 111, labrada en la fecha, al folio 114 del Registro de Intervenciones Nº 441, del que soy TITULAR, en mi carácter de ESCRIBANO PUBLICO, en uso de las atribuciones que me confieren las Leyes y Reglamentaciones vigentes.

CERTIFICO

Que el documento que intervengo y consta de DOS fojas, ha sido firmado/estampada impresión digital, en la fecha y en mi presencia por: CARLOS PABLO PIZZIMBONO, de nacionalidad estadounidense, Pasaporte USA numero 488702652, con domicilio en 360 West 36th Street, Apt 2NE, New York, NY 10018, USA.- Se deja constancia que el documento precedente consiste en Annual Audited Report. Form X-17A-5 Part III, que se encuentra redactado en otro idioma, conocido por la certificante, segun art. 20 inc A. del reglamento de certificaciones de firmas. CONSTE.//

MARISA ALEJANDRA OVIEDO
ABOGADA
ESCRIBANA
TITULAR REGISTRO Nº 441
ROSARIO

Colegio de Escribanos
de la Provincia de Santa Fe
LEGALIZACION
0001155450
Tramite
0000203324
Blc.

Contents

RW GROUP
HELPING YOU ACHIEVE EXCELLENCE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Barclay Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Barclay Investments, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Barclay Investments, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Barclay Investments, LLC's management. Our responsibility is to express an opinion on Barclay Investments, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Barclay Investments, LLC in accordance with the U.S. federal securities law and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, CPAs

We have served as Barclay Investments, LLC's auditor since 2018.

Kennett Square, Pennsylvania
March 1, 2019

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com

Barclay Investments LLC
(formerly Barclay Investments, Inc.)

Statement of Financial Condition
December 31, 2018

ASSETS		
Cash	$	343,072
Receivables		105,594
Property and Equipment, net		5,213
Prepaid Expenses and Other Assets		67,683
Total assets	$	521,562
LIABILITIES AND STOCKHOLDERS'/MEMBERS' EQUITY		
Liabilities:		
Commissions and salaries payable	$	175,000
Accounts payable and accrued expenses		116,220
Income taxes payable		3,200
Total liabilities		294,420
Commitments (Note 8)		-
Stockholders'/Members' Equity:		227,142
Total liabilities and stockholders'/members' equity	$	521,562

See Notes to Statement of Financial Condition.

Note 1. Organization and Nature of Business

Organization: Barclay Investments LLC (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (the SEC) and the Commodity Futures Trading Commission (the CFTC), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC) and is a former member of the National Futures Association (the NFA), withdrawing in 2018.

In March, 2017, the Company converted from an S-Corporation (Barclay Investments, Inc.) to a limited liability company. The Company has registered in Delaware, and has locations in New York, California and Florida. (See Note 10.)

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk.

The Company also provides advisory services regarding financial transactions and private placements of securities. All Company and customer transactions are cleared and funded through third parties. The Company acts as agent in these transactions and does not carry or hold securities in these transactions for the customers. The Company receives fees for these services at the completion of funding and performance of these services

The Company operates under the provisions of Paragraphs (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

In 2017, the financial year-end of the Company was changed from November 30 to December 31 so as to be coterminous with the year end of its partners as required by section 706 of the Internal Revenue Code. Accordingly, the current financial statements are prepared for 12 month period from January 1, 2018 to December 31, 2018.

Note 2. Summary of Significant Accounting Policies

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Cash: The Company maintains cash in accounts with a financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Revenue and Expense Recognition: Revenues are recognized when earned, regardless of the timing of cash receipts. Revenue is considered earned when the Company has substantially met its obligation to be entitled to the benefits represented by the revenue.

Note 2. Summary of Significant Accounting Policies (Continued)

Income Taxes: The Company is currently an LLC for income tax purposes. An LLC generally pays no federal and state income taxes and passes through substantially all taxable items to the stockholders. Accordingly, there is no federal tax included in the provision for income taxes. The Company is, however, subject to minimal state taxes and New York City unincorporated business taxes (UBT) and provision has been made for these taxes. The Company has registered in Delaware, and has locations in New York, California and Florida.

In March, 2017, the Company converted from an S-Corporation (Barclay Investments, Inc.) to an LLC. Previous to conversion, the Company had elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the stockholders. Accordingly, there is no federal tax included in the provision for income taxes. The Company was, however, subject to minimal state taxes and New York City corporation taxes and provision has been made for these taxes.

The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. Deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the tax year ended December 31, 2018, management has determined that there are no uncertain tax positions. The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Note 3. Fair Value Measurements

FASB ASC Topic 820 (ASC 820) defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Note 4. Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 8,486
Less accumulated depreciation	(3,274)
Property and equipment, net	$ 5,212

For the year ending December 31, 2018, property was disposed of as follows:

Furniture and equipment	$ 317,809
Leasehold improvements	469,021
	786,830
Less accumulated depreciation and amortization	(768,594)
Loss from disposal of property and equipment	$ 18,236

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $98,652, which was $48,652 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2018 was 2.9844 to 1.

Note 6. Commitments

The Company is committed under noncancelable operating leases for its Santa Monica, California office space expiring November 2020. The leases contain a provision for escalating annual rents of 4%.

The minimum future lease payments under the above leases are as follows:

Year ending December 31,	
2019	$ 81,390
2020	77,334
	$ 158,725

The Company is committed under a noncancelable lease for its computer equipment expiring March 2019. The lease requires base monthly payments plus applicable taxes. The total minimum lease payments for the year ending December 31, 2019 are $6,326.

The Company settled its operating lease for its New York and San Francisco office space prior to end of the year.

Note 7. Stockholders'/Members' Equity

A summary of common stock shares authorized, issued and outstanding, is as follows:

Shares authorized	1,000,000
Issued	922,570
Outstanding	525,404

In March, 2017, the Company converted from an S-Corporation (Barclay Investments, Inc.) to an LLC. The Company converted all shares of stock at that time into LLC member interests. The total number of Company units outstanding as of December 31, 2018 was 525,404.

Upon termination of a member's employment with the Company for any reason (the Qualifying Call Event), such member shall be required to offer for sale to the Company all units owned (the Corporate Call Option).

The Company has the right to exercise the Corporate Call Option at a price equivalent to the net book value per unit of the Company, calculated in accordance with the SEC and FINRA Financial Operational Combined Uniform Single Report (FOCUS) requirements.

Note 8. Retirement Plan

During the fiscal year ended November 30, 1997, the Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions, which are discretionary immediately after the contribution is made. The Company's profit-sharing contribution to the plan for the year ending December 31, 2018 was $0, no employees were eligible for profit-sharing contributions and the plan was terminated prior to year-end.

Note 9. Distributions to Members

The Company's policy was to distribute to LLC members any earnings in excess of regulatory requirements and working capital needs. Such distributions are approved by the Company's board of directors. For the year ending December 31, 2018, the Company made no such distributions.

For the year ending December 31, 2018, the Company made a distribution of $155,000 to a former member.

Note 10. Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial position a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for the lease term. The updated standard is effective for annual reporting periods beginning after December 15, 2018. The Company adopted the standard January 1, 2019 using the modified retrospective approach. In accordance with this approach, assets and liabilities prior to January 1, 2019 will not be modified.

Note 11. Subsequent Events

The Company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and/or disclosed in the financial statements. Such evaluation is performed through the date the financial statements were available to be issued.